UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BAIN CAPITAL SPECIALTY FINANCE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

Ranesh Ramanathan
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2493

With a copy to:

Richard Ansbacher
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, DC 20006
(202) 384-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Bain Capital Credit Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,971,069.30
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,971,069.30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,971,069.30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 5,464,197.90 shares of common stock, par value $0.001 ("Common Stock"), outstanding as of the date of filing.

1	NAME OF REPORTING PERSON BCSF Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,467,028.90
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,467,028.90
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,028.90
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 5,464,197.90 shares of Common Stock outstanding as of the date of filing.

1	NAME OF REPORTING PERSON Bain Capital Distressed and Special Situations 2016 (F), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,100,000.00
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,100,000.00
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,000.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 5,464,197.90 shares of Common Stock outstanding as of the date of filing.

1	NAME OF REPORTING PERSON Bain Capital Credit Holdings (MRF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 404,040.40
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 404,040.40
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,040.40
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 5,464,197.90 shares of Common Stock outstanding as of the date of filing.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 (the "Common Stock"), of Bain Capital Specialty Finance, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 200 Clarendon Street, 37th Floor, Boston, Massachusetts 02116.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by the following persons (collectively, the "Reporting Persons")*:

(i)	BCSF Holdings, LP ("BCSF Holdings"), a Delaware limited partnership, whose general partner is BCSF Holdings Investors, L.P. ("BCSF Holdings GP").
(ii)
Bain Capital Distressed and Special Situations 2016 (F), L.P. ("F Holdings"), a Delaware limited partnership, whose general partner is Bain Capital Distressed and Special Situations 2016 Investors (F), L.P. ("F Holdings GP").

(iii)
Bain Capital Credit Holdings (MRF), L.P. ("MRF Holdings" and, together with BCSF Holdings and F Holdings, the "Funds"), a Delaware limited partnership, whose general partner is Bain Capital Credit Holdings Investors (MRF), LP ("MRF Holdings GP").

(iv)	Bain Capital Credit Member, LLC ("BCCM"), a Delaware limited liability company, is the general partner of BCSF Holdings GP, F Holdings GP, and MRF Holdings GP.

* The Reporting Persons have entered into a joint filing agreement, dated as of October 17, 2016, a copy of which is attached hereto as Exhibit 99.1.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Clarendon Street, 37th Floor, Boston, Massachusetts 02116.

(c)	The principal business of BCCM is serving as the general partner of various entities, including BCSF Holdings GP, F Holdings GP, and MRF Holdings GP.

The Funds are principally engaged in the business of the investment in securities.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding.

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(c) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of October 6, 2016, as reflected in this Statement, the Reporting Persons beneficially owned an aggregate of 4,971,069.30 shares of Common Stock (the "Subject Shares").

The Subject Shares were acquired by or on behalf of the Funds using investment capital.  The aggregate consideration paid for the Subject Shares purchased by the Reporting Persons was approximately $99,421,386.

ITEM 4. PURPOSE OF TRANSACTION

The Subject Shares were acquired by the Funds for investment purposes.  Each Fund has committed to purchase additional shares of Common Stock from the Issuer.  See Item 6 below. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the Funds' investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The information set forth in Rows 7 through 13 of the cover pages to this Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c)   Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.

(d)
Several underlying investors have the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock that are held of record by the Funds.  Specifically, Employees Retirement System of Texas, Commonfund MSB Master Fund, LLC, and DCM Investments, LP each have the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock that are held of record by BCSF Holdings.  The Northern Trust Company, in its capacity as custodian for Future Fund Board of Guardians acting in connection with the Future Fund, has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock that are held of record by F Holdings.  The Northern Trust Company, in its capacity as custodian for Future Fund Board of Guardians acting in connection with the Medical Research Future Fund, has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock that are held of record by MRF Holdings.  No other underlying investor of the Funds has a right to receive dividends from, or the proceeds from the sale of, more than five percent of the shares of Common Stock.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each Fund has entered into a subscription agreement with the Issuer substantially in the form of Exhibit 99.2 (each, a "Subscription Agreement"), whereby each such Fund has committed to contribute capital to the Issuer in an amount up to the amount set forth in each such Fund's respective Subscription Agreement to acquire shares of Common Stock.  BCSF Holdings has made a capital commitment of $246,702,890 to the Issuer; F Holdings has made a capital commitment of $210,000,000 to the Issuer; and MRF Holdings has made a capital commitment of $40,404,040 to the Issuer.

Each Fund has entered into a proxy agreement with the Issuer substantially in the form of Exhibit 99.3 (each, a "Proxy Agreement"), whereby each such Fund granted to, and appointed, the Issuer as each such Fund's respective proxy and attorney-in-fact to vote all of the shares of Common Stock that now are held by each such Fund, on an echo-voting basis, in the same proportion for or against the matter that is subject to the vote as the proportion reflected in the vote of the other shareholders of the Issuer; provided that, at any time, each such Fund may notify the Issuer that, beginning from the date that is 61 calendar days from such notice, the proxy shall be revoked with regard to such number of Common Stock as indicated in such notice.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement, dated October 17, 2016

Exhibit 99.2:	Form of Subscription Agreement filed as Exhibit 10.4 to the Form 10 (filed by the Issuer on October 6, 2016, and incorporated herein by reference)

Exhibit 99.3:	Form of Proxy Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 17, 2016

BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel

BCSF HOLDINGS, LP

By:	BCSF Holdings Investors, L.P., its General Partner
By:	Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P.

By:	Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its General Partner
By:	Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel

BAIN CAPITAL CREDIT HOLDINGS (MRF), L.P.

By:	Bain Capital Credit Holdings Investors (MRF), LP, its General Partner
By:	Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel

SCHEDULE I

Shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.  The transactions described below were effected through direct subscriptions to the Issuer. As reflected in Item 5, and by virtue of the relationships described therein, BCCM may be deemed to share beneficial ownership of the shares reflected in the transactions listed below.

Purchaser	Trade Date	Shares Purchased/(Sold)	Price Per Share (1)	Total Price (1)
BCSF Holdings, LP	10/13/2016	2,467,028.90	$20.00	$49,340,578
Bain Capital Distressed and Special Situations 2016 (F), L.P.	10/13/2016	2,100,000.00	$20.00	$42,000,000
Bain Capital Credit Holdings (MRF), L.P.	10/13/2016	404,040.40	$20.00	$8,080,808

(1) Not including any brokerage commissions or service charges.